KWESST Reports On SHOT Show 2024

  Live-fire demonstration of new 40mm ARWEN cartridge and PARA OPS products at industry Range Day
  Initial orders from law enforcement agencies for 40mm cartridge and follow-on demonstrations of PARA OPS
  Company scaling up U.S. production to supply 100% "Made In America" products

OTTAWA, February 5th, 2024 - KWESST Micro Systems Inc. (TSXV: KWE, KWE.WT.U) (NASDAQ:KWE) ("KWESST" or the "Company") is pleased to report on the success and highlights of SHOT Show 2024 which took place in Las Vegas, January 23-26.

The Company featured its new ARWEN 40mm cartridge and its PARA OPS non-lethal system, with live fire demonstrations  at the industry Range Day, January 22nd  in advance of the Show.

"At the Show itself, many law enforcement agencies at the federal, state and local level, plus foreign distributors from Europe, Asia, Latin America and the Middle East, specifically sought us out for these new products," said Sean Homuth, KWESST President and CEO.

The Company is leveraging its established ARWEN riot launcher business as a channel to the law enforcement market.  "The long-standing performance reputation of our ARWEN 37mm cartridge catalyzed substantial interest at the Show in our new 40mm ARWEN cartridge," said Homuth.  "We are currently working through the fulfillment of a large backlog of ARWEN 37 orders and have begun to receive initial orders for the new 40mm for testing and evaluation."

"Our established ARWEN business with its existing customer base is also proving, as expected, to be a ready channel to the law enforcement community for our new PARA OPS non-lethal product line just being introduced to market now," added Homuth.  "We received many requests at the Show for follow-on demonstrations to police agencies to take place over the next several weeks, and coming months, including to some of the biggest agencies in the U.S."

Meetings at the Show included several key S.W.A.T./tactical teams and trainers in the U.S. regarding use of these tools.  Some of these officers specialize in less lethal and non-lethal training, including educational blogs for police, and they expressed interest in featuring KWESST's new 40mm cartridge and PARA OPS products.  "An important part of our discussions with users like this also focused on the demand profile for 2024 and beyond, which confirmed a growing market for public safety related products in the current and foreseeable operating environment," said Homuth.

Just prior to SHOT Show 2024 the Company opened its e-commerce online order system.  "This makes it convenient for customers to initiate orders directly if they wish, though we expect most customers to order through local law enforcement distributors which is the common practice in the industry," said Homuth.

The Company stated that it also met with strategic suppliers at the Show to scale for higher production and provide 100% "Made In America" products for U.S. customers.

"Overall, we are very encouraged at the growing momentum behind our public safety products as a result of this year's SHOT Show and the early order flow," concluded Homuth.

SHOT Show 2024 was also an opportunity for KWESST to test interest in its new Lightning Software as a Service (SaaS) for shared situational awareness in real time among officers responding to a critical incident.  As well, the Company provided a live demonstration of its new T-SAS (Tactical Surveillance and Sniper) system, with a live "incident" streamed from a remote city to demonstrate the capability for responders and commanders to view and share video intelligence in real time.  There was also interest from strategic industry players in adapting these kinds of capabilities to their own products, with follow-on meetings to be scheduled.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2023 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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